Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2022

SHANGHAI, August 23, 2022 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited financial results for the second quarter of 2022.

SECOND QUARTER 2022 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2022 were RMB738.1 million (US$110.2 million), a 17.9% decrease from the corresponding period in 2021, mainly due to decreases in one-time commissions, and performance-based incomes. Net revenues decreased by 7.2% compared with the first quarter of 2022, mainly due to decreases in performance based income amid market volatilities and partially offset by more than doubled one-time commissions.

(RMB millions, except percentages)	Q2 2021	Q2 2022	YoY Change
Wealth management	625.6	508.6	(18.7)%
Asset management	256.3	210.3	(17.9)%
Other businesses	17.5	19.2	9.5%
Total net revenues	899.4	738.1	(17.9)%

•	Income from operations for the second quarter of 2022 was RMB323.1 million (US$48.2 million), a 3.6% decrease from the corresponding period in 2021, due to the decreased net revenues for the second quarter of 2022 and partially offset by a decrease in our expenses due to the COVID-19 lockdown measures in parts of China, especially Shanghai; income from operations increased by 3.0% compared with the first quarter of 2022, due to less expenses incurred and more government subsidies received in the second quarter of 2022.

(RMB millions, except percentages)	Q2 2021	Q2 2022	YoY Change
Wealth management	176.7	193.8	9.7%
Asset management	172.8	142.6	(17.5)%
Other businesses	(14.1)	(13.3)	(6.3)%
Total income from operations	335.4	323.1	(3.6)%

•	Net income attributable to Noah shareholders for the second quarter of 2022 was RMB349.0 million (US$52.1 million), a 14.2% increase from the corresponding period in 2021, and a 14.3% increase from the first quarter of 2022.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2022 was RMB355.1 million (US$53.0 million), a 5.4% increase from the corresponding period in 2021, and a 13.3% increase from the first quarter of 2022.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, share-based settlement expenses and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

SECOND QUARTER 2022 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

•	Total number of registered clients as of June 30, 2022 was 418,675, a 5.4% increase from June 30, 2021, and a 0.9% increase from March 31, 2022.

•	Total number of active clients[2], which excluded mutual fund-only clients during the second quarter of 2022 was 2,272, a 51.4% decrease from the second quarter of 2021, and a 19.4% decrease from the first quarter of 2022. Counting in mutual fund-only clients, the total number of clients who transacted with us during the second quarter of 2022 was 12,866, a 36.6% decrease from the second quarter of 2021, and a 14.1% decrease from the first quarter of 2022, mainly affected by volatile market environment.

•	Aggregate value of investment products distributed during the second quarter of 2022 was RMB19.3 billion (US$3.0 billion), a 22.7% decrease from the second quarter of 2021, but a 28.8% increase from the first quarter of 2022, mainly due to increases in the distribution of mutual fund products and private equity products.

	Three months ended June 30,
	2021		2022

	(RMB in billions, except percentages)
Product type
Mutual fund products	9.4	37.5%	12.2	63.1%
Private secondary products	7.7	30.8%	2.4	12.4%
Private equity products	6.5	25.9%	3.9	20.3%
Other products[3]	1.4	5.8%	0.8	4.2%
All products	25.0	100.0%	19.3	100.0%

•	Coverage network in mainland China covered 79 cities as of June 30, 2022, compared with 81 cities as of June 30, 2021 and 83 cities as of March 31, 2022.

•	Number of relationship managers was 1,255 as of June 30, 2022, a 1.0% decrease from June 30, 2021, and a 2.0% decrease from March 31, 2022.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB and other currencies.

•	Total assets under management as of June 30, 2022 were RMB155.4 billion (US$23.2 billion), a 0.4% decrease from March 31, 2022 and a 0.3% decrease from June 30, 2021, mainly due to higher distribution of private equity assets during the second quarter of 2022.

2 “Active clients” for a given period refers to registered high net worth investors who purchase investment products distributed or provided by Noah during that given period, excluding clients who transacted only on our online mutual fund platforms.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

Investment type	As of March 31, 2022		Growth	Distribution/ Redemption	As of June 30, 2022

	(RMB billions, except percentages)
Private equity	132.7	85.0%	3.8	4.5	132.0	84.9%
Public securities[4]	10.4	6.6%	0.6	0.3	10.7	6.9%
Real estate	6.2	4.1%	0.1	0.1	6.2	4.1%
Multi-strategies	5.4	3.4%	-	0.3	5.1	3.2%
Others	1.4	0.9%	-	-	1.4	0.9%
All Investments	156.1	100.0%	4.5	5.2	155.4	100.0%

Other Businesses

Our other businesses segment mainly provides more comprehensive services and investment products to our clients.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “I am glad that Noah Holdings’ secondary listing in Hong Kong has been successfully completed, partially mitigating the ADR delisting risk. The Board has approved a motion to pursue the voluntary conversion to dual-primary listing in Hong Kong, and we hope to deliver good news on the matter in the coming quarters. The Board also approved and adopted a new dividend policy in August 2022, to share a part of our non-GAAP net income attributable to Noah shareholders every year with the shareholders, which is a commitment we will try our best to fulfill. In the second quarter of 2022, our non-GAAP net income grew 13.3% quarter-on-quarter and 5.4% year-on-year, and the transaction value of private equity and mutual funds grew 23.2% and 71.4% quarter-on-quarter respectively, representing an expected recovery from the last quarter, while we continued to see volatilities in the market pressuring the distribution of private secondary products. I am happy to see the number of our core clients, diamond and black card, continued to grow at 6.1% and 20.5% year-on-year respectively amid complicated market environment. We expect to see continued challenges from China’s prolonged COVID-19 control measures and the slower growth of economy, and reiterate the importance of our recommended asset allocation strategy “Protection over Growth”, and further suggest our clients to rebalance their global assets to achieve a domestic and international ‘dual circulation’ model.”

SECOND QUARTER 2022 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2022 were RMB738.1 million (US$110.2 million), a 17.9% decrease from the corresponding period in 2021, primarily driven by decreased one-time commissions and performance based income, partially offset by increased other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the second quarter of 2022 were RMB177.8 million (US$26.5 million), a 17.4% decrease year-on-year, primarily due to decreased transaction value in relation to private secondary products as well as private equity products compared with the second quarter of 2021.

•	Net revenues from recurring service fees for the second quarter of 2022 were RMB290.4 million (US$43.4 million), a 14.6% decrease year-on-year. The decrease was primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates in the second quarter of 2021.

4 The asset distribution/redemption of public securities also includes market appreciation or depreciation.

•	Net revenues from performance-based income for the second quarter of 2022 were RMB13.2 million (US$2.0 million), a 76.2% decrease from the corresponding period of 2021, primarily due to less performance-based income from public securities products.

•	Net revenues from other service fees for the second quarter of 2022 were RMB27.2 million (US$4.1 million), an 86.7% increase from the corresponding period in 2021, primarily due to more value-added services Noah offers to its high net worth clients.

•	Asset Management Business

•	Net revenues from one-time commissions for the second quarter of 2022 was RMB29.2 million (US$4.4 million), a 7.4% decrease year-on-year due to less private equity products sold compared with the second quarter of 2021.

•	Net revenues from recurring service fees for the second quarter of 2022 were RMB168.5 million (US$25.2 million), a 6.3% increase from the corresponding period in 2021, due to an increase in the amount of private equity products managed by Gopher.

•	Net revenues from performance-based income for the second quarter of 2022 were RMB12.6 million (US$1.9 million), an 81.0% decrease year-on-year, primarily due to a decrease in performance-based income from real estate products and offshore private equity products compared with the second quarter of 2021.

•	Other Businesses

•	Net revenues for the second quarter of 2022 were RMB19.2 million (US$2.9 million), compared with RMB17.5 million for the corresponding period in 2021, due to more value added services provided.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2022 were RMB415.0 million (US$62.0 million), a 26.4% decrease from the corresponding period in 2021. Operating costs and expenses primarily consisted of compensation and benefits of RMB357.8 million (US$53.4 million), selling expenses of RMB70.3 million (US$10.5 million), general and administrative expenses of RMB35.6 million (US$5.3 million), reversal of credit losses of RMB5.8 million (US$0.9 million) and other operating expenses of RMB22.7 million (US$3.4 million).

•	Operating costs and expenses for the wealth management business for the second quarter of 2022 were RMB314.8 million (US$47.0 million), a 29.9% decrease from the corresponding period in 2021, primarily due to a decrease in compensation and benefits in line with decreased transaction value and selling expenses as well as general administrative expenses due to COVID-19 lockdown measures in Shanghai.

•	Operating costs and expenses for the asset management business for the second quarter of 2022 were RMB67.8 million (US$10.1 million), an 18.8% decrease from the corresponding period in 2021, primarily due to decreased selling and general and administrative expenses due to COVID-19 lockdown measures in Shanghai.

•	Operating costs and expenses for other businesses for the second quarter of 2022 were RMB32.4 million (US$4.8 million), compared with RMB31.7 million from the corresponding period in 2021.

Operating Margin

Operating margin for the second quarter of 2022 was 43.8%, increased from 37.3% for the corresponding period in 2021.

•	Operating margin for the wealth management business for the second quarter of 2022 was 38.1%, compared with 28.2% for the corresponding period in 2021, due to less expenses incurred due to the COVID-19 lockdown measures in Shanghai.

•	Operating margin for the asset management business for the second quarter of 2022 was 67.8%, compared with 67.4% for the corresponding period in 2021.

•	Loss from operation for other businesses for the second quarter of 2022 was RMB13.3 million (US$2.0 million), compared with an operating loss of RMB14.2 million for the corresponding period in 2021.

Investment Income

Investment income for the second quarter of 2022 was RMB5.2 million (US$0.8 million), compared with RMB3.5 million for the corresponding period in 2021.

Income Tax Expenses

Income tax expenses for the second quarter of 2022 were RMB78.2 million (US$11.7 million), a 13.7% increase year-on-year, primarily due to more taxable income compared with the second quarter of 2021.

Income from Equity in Affiliates

Income from equity in affiliates for the second quarter of 2022 was RMB69.2 million (US$10.3 million), a 29.5% increase from the corresponding period in 2021, primarily due to the increase in net income of the funds of funds that we manage and invest in as the general partner or fund manager.

Net Income

•	Net Income

•	Net income for the second quarter of 2022 was RMB348.9 million (US$52.1 million), a 13.3% increase from the corresponding period in 2021.

•	Net margin for the second quarter of 2022 was 47.3%, up from 34.2% for the corresponding period in 2021.

•	Net income attributable to Noah shareholders for the second quarter of 2022 was RMB349.0 million (US$52.1 million), a 14.2% increase from the corresponding period in 2021.

•	Net margin attributable to Noah shareholders for the second quarter of 2022 was 47.3%, up from 34.0% for the corresponding period in 2021.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2022 was RMB5.19 (US$0.77) and RMB5.18 (US$0.77), respectively, up from RMB4.56 and RMB4.53 respectively, for the corresponding period in 2021.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2022 was RMB355.1 million (US$53.0 million), a 5.4% increase from the corresponding period in 2021.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2022 was 48.1%, compared with 37.5% for the corresponding period in 2021.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2022 was RMB5.28 (US$0.79), up from RMB5.00 for the corresponding period in 2021.

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had RMB3,608.0 million (US$538.7 million) in cash and cash equivalents, compared with RMB3,899.9 million as of March 31, 2022 and RMB2,686.4 million as of June 30, 2021.

Net cash outflow from the Company’s operating activities during the second quarter of 2022 was RMB289.7 million (US$43.3 million), primarily due to payment of employee annual bonuses and annual tax filing.

Net cash outflow from the Company’s investing activities during the second quarter of 2022 was RMB17.1 million (US$2.5 million), primarily due to several investments made.

Net cash inflow from the Company’s financing activities was RMB0.5 million (US$0.1 million) in the second quarter of 2022, primarily related to the proceeds from issuance of ordinary shares upon exercise of stock options.

2022 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2022 will be in the range of RMB1.45 billion to RMB1.55 billion. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s second quarter 2022 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Monday, August 22, 2022 at 8:00 p.m., U.S. Eastern Time Tuesday, August 23, 2022 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	+1-412-317-6061
Conference Title:	Noah Holdings 2Q22 Earnings Conference Call
Participant Password:	6885355

A telephone replay will be available starting one hour after the end of the conference call until August 29, 2022 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 9147064.

A live and archived webcast of the conference call will be available at Noah's investor relations website under the Announcements & Events section at https://ir.noahgroup.com/financial-information/quarterly-results.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, share-based settlement expenses and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first half of 2022, Noah distributed RMB34.3 billion (US$5.4 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB155.4 billion (US$23.2 billion) as of June 30, 2022.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah's network covers 79 cities in mainland China, as well as offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. A total of 1,255 relationship managers provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 418,675 registered clients as of June 30, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2022 ended June 30, 2022 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6981 to US$1.00, the effective noon buying rate for June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2022 and quotations from management in this announcement, as well as Noah's strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F and other filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-8372

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	March 31,	June 30,	June 30,
	2022	2022	2022
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	3,899,892	3,608,044	538,667
Restricted cash	512	2,689	401
Short-term investments	64,347	85,889	12,823
Accounts receivable, net	396,485	515,361	76,941
Loans receivable, net	578,355	607,586	90,710
Amounts due from related parties	532,533	562,755	84,017
Other current assets	170,813	210,623	31,445
Total current assets	5,642,937	5,592,947	835,004
Long-term investments, net	699,174	711,839	106,275
Investment in affiliates	1,430,346	1,510,503	225,512
Property and equipment, net	2,544,521	2,506,121	374,154
Operating lease right-of-use assets, net	212,993	197,934	29,551
Deferred tax assets	335,911	335,845	50,140
Other non-current assets	162,206	159,859	23,866
Total Assets	11,028,088	11,015,048	1,644,502
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	880,353	618,933	92,404
Income tax payable	236,915	51,317	7,661
Deferred revenues	79,970	64,242	9,591
Other current liabilities	518,214	531,344	79,328
Contingent liabilities	431,080	455,479	68,001
Total current liabilities	2,146,532	1,721,315	256,985
Operating lease liabilities, non-current	120,790	95,995	14,332
Deferred tax liabilities	232,848	232,332	34,686
Other non-current liabilities	83,931	87,243	13,025
Total Liabilities	2,584,101	2,136,885	319,028
Equity	8,443,987	8,878,163	1,325,474
Total Liabilities and Equity	11,028,088	11,015,048	1,644,502

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	195,891	177,339	26,476	(9.5)%
Recurring service fees	218,988	184,300	27,515	(15.8)%
Performance-based income	46,468	9,481	1,415	(79.6)%
Other service fees	32,283	52,521	7,841	62.7%
Total revenues from others	493,630	423,641	63,247	(14.2)%
Revenues from funds Gopher manages:
One-time commissions	52,377	30,893	4,612	(41.0)%
Recurring service fees	282,333	277,359	41,409	(1.8)%
Performance-based income	76,101	16,533	2,468	(78.3)%
Total revenues from funds Gopher manages	410,811	324,785	48,489	(20.9)%
Total revenues	904,441	748,426	111,736	(17.2)%
Less: VAT related surcharges	(5,052)	(10,284)	(1,535)	103.6%
Net revenues	899,389	738,142	110,201	(17.9)%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(153,275)	(131,519)	(19,635)	(14.2)%
Others	(242,507)	(226,286)	(33,784)	(6.7)%
Total compensation and benefits	(395,782)	(357,805)	(53,419)	(9.6)%
Selling expenses	(99,463)	(70,307)	(10,497)	(29.3)%
General and administrative expenses	(77,892)	(35,649)	(5,322)	(54.2)%
(Provision)/reversal for credit losses	(2,112)	5,788	864	N.A.
Other operating expenses	(28,082)	(22,677)	(3,386)	(19.2)%
Government subsidies	39,300	65,653	9,802	67.1%
Total operating costs and expenses	(564,031)	(414,997)	(61,958)	(26.4)%
Income from operations	335,358	323,145	48,243	(3.6)%
Other income:
Interest income	18,212	17,681	2,640	(2.9)%
Investment income	3,487	5,174	772	48.4%
Settlement expenses	(19,190)	-	-	N.A.
Other (expenses) income	(14,617)	11,849	1,769	N.A.
Total other (expenses) income	(12,108)	34,704	5,181	N.A.
Income before taxes and income from equity in affiliates	323,250	357,849	53,424	10.7%
Income tax expense	(68,720)	(78,164)	(11,670)	13.7%
Income from equity in affiliates	53,420	69,203	10,332	29.5%
Net income	307,950	348,888	52,086	13.3%
Less: net income (loss) attributable to non-controlling interests	2,424	(117)	(17)	N.A.
Net income attributable to Noah shareholders	305,526	349,005	52,103	14.2%
Income per ADS, basic	4.56	5.19	0.77	13.8%
Income per ADS, diluted	4.53	5.18	0.77	14.3%

Margin analysis:
Operating margin	37.3%	43.8%	43.8%
Net margin	34.2%	47.3%	47.3%

Weighted average ADS equivalent[1]:
Basic	66,993,114	67,245,724	67,245,724
Diluted	67,449,200	67,310,698	67,310,698
ADS equivalent outstanding at end of period	60,080,070	60,222,116	60,222,116

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for USD data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	474,595	258,493	38,592	(45.5)%
Recurring service fees	439,501	377,679	56,386	(14.1)%
Performance-based income	322,992	152,392	22,752	(52.8)%
Other service fees	55,996	91,281	13,628	63.0%
Total revenues from others	1,293,084	879,845	131,358	(32.0)%
Revenues from funds Gopher manages:
One-time commissions	98,523	52,048	7,771	(47.2)%
Recurring service fees	539,030	570,411	85,160	5.8%
Performance-based income	204,657	48,600	7,256	(76.3)%
Total revenues from funds Gopher manages	842,210	671,059	100,187	(20.3)%
Total revenues	2,135,294	1,550,904	231,545	(27.4)%
Less: VAT related surcharges	(11,169)	(17,070)	(2,548)	52.8%
Net revenues	2,124,125	1,533,834	228,997	(27.8)%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(360,147)	(241,514)	(36,057)	(32.9)%
Others	(617,760)	(474,196)	(70,796)	(23.2)%
Total compensation and benefits	(977,907)	(715,710)	(106,853)	(26.8)%
Selling expenses	(182,918)	(130,213)	(19,440)	(28.8)%
General and administrative expenses	(158,177)	(93,856)	(14,012)	(40.7)%
(Provision)/reversal for credit losses	(5,519)	14,986	2,237	N.A.
Other operating expenses	(55,170)	(52,312)	(7,810)	(5.2)%
Government subsidies	93,314	80,211	11,975	(14.0)%
Total operating costs and expenses	(1,286,377)	(896,894)	(133,903)	(30.3)%
Income from operations	837,748	636,940	95,094	(24.0)%
Other income:
Interest income	41,139	30,318	4,526	(26.3)%
Investment income	37,848	30,547	4,561	(19.3)%
Settlement expenses	(19,190)	-	-	N.A.
Other income (expense)	(15,103)	11,571	1,728	N.A.
Total other income	44,694	72,436	10,815	62.1%
Income before taxes and income from equity in affiliates	882,442	709,376	105,909	(19.6)%
Income tax expense	(198,566)	(155,500)	(23,216)	(21.7)%
Income from equity in affiliates	76,933	99,223	14,814	29.0%
Net income	760,809	653,099	97,507	(14.2)%
Less: net income (loss) attributable to non-controlling interests	1,190	(1,148)	(171)	N.A.
Net income attributable to Noah shareholders	759,619	654,247	97,678	(13.9)%
Income per ADS, basic	11.33	9.73	1.45	(14.1)%
Income per ADS, diluted	11.25	9.70	1.45	(13.8)%

Margin analysis:
Operating margin	39.4%	41.5%	41.5%
Net margin	35.8%	42.6%	42.6%

Weighted average ADS equivalent[1]:
Basic	67,042,174	67,240,800	67,240,800
Diluted	67,497,514	67,428,368	67,428,368
ADS equivalent outstanding at end of period	60,080,070	60,222,116	60,222,116

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Net income	307,950	348,888	52,086	13.3%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(22,809)	75,557	11,280	N.A.
Fair value fluctuation of available for sale Investment (after tax)	134	-	-	N.A.
Comprehensive income	285,275	424,445	63,366	48.8%
Less: Comprehensive income/(loss) attributable to non-controlling interests	2,411	(183)	(27)	N.A.
Comprehensive income attributable to Noah shareholders	282,864	424,628	63,393	50.1%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2021	2022	2022	Change
	RMB'000	RMB'000	USD'000
Net income	760,809	653,099	97,507	(14.2)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(14,400)	140,097	20,916	N.A.
Fair value fluctuation of available for sale Investment (after tax)	134	-	-	N.A.
Comprehensive income	746,543	793,196	118,423	6.2%
Less: Comprehensive income attributable to non-controlling interests	1,210	(1,065)	(159)	N.A.
Comprehensive income attributable to Noah shareholders	745,333	794,261	118,582	6.6%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2021	June 30, 2022	Change
Number of registered clients	397,235	418,675	5.4%
Number of relationship managers	1,268	1,255	(1.0)%
Number of cities in mainland China under coverage	81	79	(2.5)%

	Three months ended
	June 30, 2021	June 30, 2022	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,676	2,272	(51.4)%
Number of active clients including mutual fund clients	20,290	12,866	(36.6)%
Transaction value:
Private equity products	6,472	3,918	(39.5)%
Private secondary products	7,708	2,394	(68.9)%
Mutual fund products	9,375	12,190	30.0%
Other products	1,446	814	(43.7)%
Total transaction value	25,001	19,316	(22.7)%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	177,339	-	-	177,339
Recurring service fees	184,300	-	-	184,300
Performance-based income	9,481	-	-	9,481
Other service fees	27,375	-	25,146	52,521
Total revenues from others	398,495	-	25,146	423,641
Revenues from funds Gopher manages
One-time commissions	1,518	29,375	-	30,893
Recurring service fees	107,767	169,592	-	277,359
Performance-based income	3,837	12,696	-	16,533
Total revenues from funds Gopher manages	113,122	211,663	-	324,785
Total revenues	511,617	211,663	25,146	748,426
Less: VAT related surcharges	(2,976)	(1,313)	(5,995)	(10,284)
Net revenues	508,641	210,350	19,151	738,142
Operating costs and expenses:
Compensation and benefits
Relationship managers	(120,258)	(11,261)	-	(131,519)
Others	(153,046)	(63,241)	(9,999)	(226,286)
Total compensation and benefits	(273,304)	(74,502)	(9,999)	(357,805)
Selling expenses	(60,479)	(8,244)	(1,584)	(70,307)
General and administrative expenses	(18,821)	(12,287)	(4,541)	(35,649)
Provision for credit losses	141	(441)	6,088	5,788
Other operating expenses	915	(113)	(23,479)	(22,677)
Government subsidies	36,750	27,822	1,081	65,653
Total operating costs and expenses	(314,798)	(67,765)	(32,434)	(414,997)
Income (loss) from operations	193,843	142,585	(13,283)	323,145

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	195,891	-	-	195,891
Recurring service fees	218,988	-	-	218,988
Performance-based income	46,468	-	-	46,468
Other service fees	14,665	-	17,618	32,283
Total revenues from others	476,012	-	17,618	493,630
Revenues from funds Gopher manages
One-time commissions	20,705	31,672	-	52,377
Recurring service fees	123,031	159,302	-	282,333
Performance-based income	9,507	66,594	-	76,101
Total revenues from funds Gopher manages	153,243	257,568	-	410,811
Total revenues	629,255	257,568	17,618	904,441
Less: VAT related surcharges	(3,665)	(1,299)	(88)	(5,052)
Net revenues	625,590	256,269	17,530	899,389
Operating costs and expenses:
Compensation and benefits
Relationship managers	(149,874)	(3,401)	-	(153,275)
Others	(154,463)	(74,017)	(14,027)	(242,507)
Total compensation and benefits	(304,337)	(77,418)	(14,027)	(395,782)
Selling expenses	(82,726)	(10,496)	(6,241)	(99,463)
General and administrative expenses	(54,091)	(16,676)	(7,125)	(77,892)
Provision for credit losses	-	-	(2,112)	(2,112)
Other operating expenses	(12,758)	(1,424)	(13,900)	(28,082)
Government subsidies	4,997	22,579	11,724	39,300
Total operating costs and expenses	(448,915)	(83,435)	(31,681)	(564,031)
Income (loss) from operations	176,675	172,834	(14,151)	335,358

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended June 30, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	378,862	184,939	25,146	588,947
Hong Kong	111,125	9,117	-	120,242
Others	21,630	17,607	-	39,237
Total revenues	511,617	211,663	25,146	748,426

	Three months ended June 30, 2021
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	450,226	209,183	17,618	677,027
Hong Kong	143,309	38,942	-	182,251
Others	35,720	9,443	-	45,163
Total revenues	629,255	257,568	17,618	904,441

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,
	2021	2022	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	305,526	349,005	14.2%
Adjustment for share-based compensation	16,034	7,990	(50.2)%
Add: settlement expense	19,190	-	N.A.
Less: tax effect of adjustments	3,720	1,922	(48.3)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	337,030	355,073	5.4%

Net margin attributable to Noah shareholders	34.0%	47.3%
Non-GAAP net margin attributable to Noah shareholders	37.5%	48.1%
Net income attributable to Noah shareholders per ADS, diluted	4.53	5.18	14.3%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	5.00	5.28	5.6%

  Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,
	2021	2022	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	759,619	654,247	(13.9)%
Adjustment for share-based compensation	26,178	18,836	(28.0)%
Add: settlement expense	19,190	-	N.A.
Less: tax effect of adjustments	6,074	4,529	(25.4)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	798,913	668,554	(16.3)%

Net margin attributable to Noah shareholders	35.8%	42.7%
Non-GAAP net margin attributable to Noah shareholders	37.6%	43.6%
Net income attributable to Noah shareholders per ADS, diluted	11.25	9.70	(13.8)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	11.84	9.92	(16.2)%